

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Daniel Solomita
Chief Executive Officer
First American Group Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> Re: **First American Group Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 9, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note that your preliminary information statement relates to the approval by consent of a 4-for-1 reverse stock split and a name change from First American Group Inc. to Loop Industries Inc. We also note that First American Group Inc. entered into a share exchange agreement with Loop Holdings dated June 29, 2015. Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See Note A to Schedule 14A. We further note that you seek to incorporate by reference the information required by Item 14, such as the historical and pro forma financial information and other information about parties to the transaction. However, it does not appear that you are eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A and General Instructions A, B and C of Form S-4. Therefore, please revise to include this information in an amendment to your preliminary information statement.

2.   You disclose on pages 2 and 3 that the consenting stockholder, Daniel Solomita, owns 68,000,000 shares of common stock, which represents approximately 79.3% of the 119,093,200 issued and outstanding shares of the company's common stock. Please reconcile how the company currently has 119,093,200 shares outstanding when the company had 126,063,200 shares outstanding as of May 13, 2015 (per your March 31, 2015 Form 10-Q), and issued 93,030,000 shares of common stock on June 29, 2015 in consideration for all the issued and outstanding shares in Loop Holdings (per your Form 8-K filed June 30, 2015).

I. Four-For-One Reverse Stock Split, page 6

3.   Please provide quantified disclosure regarding the impact of the reverse stock split and resulting increase in authorized shares. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective, taking into account the reverse stock split and increase in authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Attorney-Adviser, 202-551-3788, or Paul Fischer, Staff Attorney, at 202-551-3415, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Thomas E. Puzzo